April 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Syntec Optics Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-295335)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), acting as underwriter for the above-referenced offering, hereby concurs in the request by Syntec Optics Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Tuesday, April 28, 2026, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward Silvera
Name:	Edward Silvera
Title:	Co-Chief Executive Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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